                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------


                                    FORM 11-K

                         ------------------------------

[X] Annual Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.

                                       or

[ ] Transitional Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________.


                                     1-5452
                            (Commission File Number)


                         ONEIDA Ltd. 401(K) SAVINGS PLAN
                    Full title of the plan and the address of
           the plan, if different from that of the issuer named below



                                   ONEIDA LTD.
                             163-181 Kenwood Avenue
                             Oneida, New York 13421
                               (315) 361-3636
                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Oneida Ltd. 401(k) Savings Plan
                              Financial Statements

                           December 31, 2003 and 2002

                                      Index

                                                                                                          Page
Report of Independent Registered Public Accounting Firm..............................................        3

Financial Statements:

   Statements of Net Assets Available for Benefits,
      as of December 31, 2003 and 2002 ..............................................................        4

   Statement of Changes in Net Assets Available for Benefits,
       for the Year Ended December 31, 2003 .........................................................        5

   Notes to Financial Statements ....................................................................      6-9

Supplemental Schedule:

   Schedule of Assets (Held at End of Year),
      Schedule H, Item VI(i), as of December 31, 2003 * .............................................    10-14


Signature Page.......................................................................................       15

Exhibits:

         Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm.....................       16


* Refers to item number in Federal Form 5500.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees, Administrative Committee and
Participants of the Oneida Ltd. 401(k) Savings Plan

We have audited the statements of net assets available for benefits of Oneida Ltd. 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oneida Ltd. 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
July 9, 2004

Oneida Ltd. 401(k) Savings Plan

Statement of Net Assets Available for Benefits
As of December 31, 2003 and 2002.


Assets                                                       2003           2002
Investments, at fair value:
    Money Market Funds                                    $ 3,139,545    $ 3,372,148
    Mutual Funds                                           52,413,533     45,116,385
    Common Stock                                              242,169        127,918
    Participant Loans                                       1,566,611      1,974,787
                                                          -----------    -----------

             Total Investments                             57,361,858     50,591,238
                                                          -----------    -----------

             Net Assets Available for Benefits            $57,361,858    $50,591,238
                                                          ===========    ===========

Oneida Ltd. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003
--------------------------------------------------------------------------------


                                                                              2003
Additions to net assets attributed to:
   Investments:
       Interest and dividends                                               $ 1,250,064
       Net appreciation in fair value of investments                          8,048,954
   Contributions:
       Participants                                                           3,118,288
   Loan interest income                                                         123,849
                                                                            -----------

           Total additions                                                   12,541,155
                                                                            -----------

Deductions from net assets attributed to:
   Distributions to participants                                              5,749,998
   Administrative expenses                                                       20,537
                                                                            -----------

           Total deductions                                                   5,770,535
                                                                            -----------

           Net increase                                                       6,770,620

Net assets available for benefits at beginning of year                       50,591,238
                                                                            -----------

           Net Assets Available for Benefits at End of Year                 $57,361,858
                                                                            ===========

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


1.     Description of the Plan

       The following brief description of the Oneida Ltd. 401 (k) Savings Plan ("the Plan") sponsored by Oneida Ltd. ("the Company") is provided for general information purposes only. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan principally comprised of employee payroll withholdings, deferred bonuses and employer contributions. All full-time employees of Oneida Ltd., Kenwood Silver Company, Inc. and Buffalo China, Inc. are eligible after 1,000 hours of service within a calendar year or within the first year of service. The Plan also has established criteria for redistribution of forfeitures, normal, early and disability retirement, death benefits and withdrawals of voluntary contributions under approved financial hardship cases. As part of the Plan, the Company entered into a trust agreement with Fidelity Investments Institutional Operations Company, Inc., trustee and record keeper, pursuant to the terms of the agreement between the Oneida Ltd. 401 (k) Savings Plan and Fidelity Management Trust Company.

       The Company's financial statements for the year ended January 31, 2004 were prepared assuming the Company will continue as a going concern. These matters are discussed in more detail in Note 2 of the Annual 10-K filed with the Securities and Exchange Commission.

       Contributions

       Through automatic payroll deduction, employees in the Plan ("Participants") may contribute from 1% to 25% of eligible pay on a pre-tax basis, up to the annual dollar limit as provided by the Internal Revenue Code and may change such election at any time. The Plan allows Participants to hold no more than twenty-five percent (25%) of the Participants existing account balance in Oneida Ltd. Company Stock.

       Contributions from the Company to the Plan are discretionary. There were no employer contributions made during 2003 or 2002.

       Vesting

       After 5 vesting years of service, Participants are fully vested in any employer contributions to their accounts, as well as earnings thereon. A vesting year of service is any year in which the employee works 1,000 or more hours. Participants are always fully vested in their contributions to the Plan and any earnings thereon. Forfeited employer contributions are used to reduce future employer contributions. Forfeitures were $4,323 and $5,639 during 2003 and 2002, respectively. Plan assets include accounts of terminated employees who have elected to remain in the Plan. These assets amounted to $1,034,062 at December 31, 2003.

       Participant Loans

       The Plan allows Participants to borrow amounts up to $50,000 from their accounts. Participant loans are repayable over one to five years, or up to 30 years if for a primary residence, and bear interest at prime plus 1%.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


1.     Description of the Plan (Continued)

       Benefit Payments

       On termination of service due to death, disability or retirement, a Participant may elect to receive an amount equal to the value of the Participant's vested interest in his or her account in either a lump sum payment or annuity payments.

       Investment Income

       Net investment fund income is allocated to each Participant's investment account in the ratio of their individual investment account to the investment fund in total.

       Reclassifications

       Certain amounts from 2002 have been reclassified for comparative purposes.


2.     Summary of Significant Accounting Policies

       The accounting principles and practices which affect the more significant elements of the financial statements are:

       Basis of Accounting

       The financial statements of the Plan are prepared on the accrual basis of accounting.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       Investment Valuation and Income Recognition

       Investments are carried at fair value based upon quoted market prices in active markets at year-end. Income from investments is recorded on an accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       Loans Receivable

       Loans receivable from Participants are carried at cost which approximates fair value.

       Administrative Costs

       Various administrative costs, principally administrator's fees, are paid by the Company. Investment expenses are paid by the Plan.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------




2.     Summary of Significant Accounting Policies (Continued)

       Risks and Uncertainties

       The Plan provides for various investment options in any combination of mutual funds or the Company's common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.


3.     Investments

       Investments are held within various mutual funds or the Company's common stock as directed by the Participants. While some funds maintain constant net asset values, neither income nor principal is guaranteed for any investments. Participants may make transfers between funds at any time.

       Participants may direct funds in any whole percent increment to the investment vehicles offered by the Plan. The Plan offers 70 mutual funds and the Company's common stock as investment options. The mutual funds have varying investment objectives, which include generating capital appreciation on domestic and international common stocks, interest income from corporate and government bonds and dividend income.

       Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

       The following investments represent 5 percent or more of the Plan's net assets available for benefits:




                                                                      December 31,
                                                          -----------------------------------
                                                                  2003                2002

       Fidelity Magellan                                     $15,191,326         $13,084,134
       Fidelity Equity Income                                  9,840,300           8,389,861
       Fidelity Managed Income Portfolio                       8,186,807           7,982,676
       Fidelity Spartan U.S. Equity Index                      4,278,777           3,378,068
       Fidelity International Bond                             3,260,285           3,157,333
       Fidelity Retirement Government Money Market             3,024,603           3,199,393


       During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,048,954 as follows:

       Mutual Funds                           $8,061,486

       Oneida LTD. Common Stock                  (12,532)
                                              ----------
                                              $8,048,954
                                              ==========

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------



4.       Transactions with Related Parties

       Certain Plan investments are securities issued by the Company and, therefore, these transactions qualify as party-in-interest transactions. Securities issued by the Company are as follows:

                                                        December 31, 2003               December 31, 2002
                                                 ------------------------------------------------------------
                                                    Number of          Fair         Number of         Fair
                                                      Shares           Value          Shares          Value
      Oneida LTD. Common Stock                        38,968         $242,169          17,751       $127,918



       In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a related party.

5.     Plan Termination

       Although it has not expressed any intent to do so, the Company reserves the right to discontinue contributions or terminate the Plan at any time subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, and after payment of all expenses, the assets of the Plan will be distributed to Participants based upon amounts standing to their credit as of the date of liquidation.

6.     Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Item VI(i) of Form 5500 as of December 31, 2003
-----------------------------------------------------------


(a)     (b) Identity of issue, borrower       (c) Description of Investment              (d) Cost     (e) Current Value
        lessor, or similar party              including maturity date, rate of interest
                                              collateral, par or maturity value
        Fidelity Investments Institutional
        Operations Company, Inc.              PIMCO Total Return Fund                    **                    $565,830

        Fidelity Investments Institutional
        Operations Company, Inc.              Templeton Foreign                          **                     103,224

        Fidelity Investments Institutional
        Operations Company, Inc.              Neuberger & Berman Genesis Fund            **                     349,084

        Fidelity Investments Institutional
        Operations Company, Inc.              Janus Worldwide                            **                   1,085,840

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Fund                              **                      47,788

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Puritan                           **                     224,251

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Trend                             **                      21,651

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Ginnie Mae                        **                     176,471

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Magellan                          **                  15,191,326

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Contrafund                        **                     344,199

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Equity Inc                        **                   9,840,300

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Growth Fund                       **                     165,635

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Investment GR BD                  **                      99,891

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Growth  & Income                  **                     133,799

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity International Bond                **                   3,260,285

**  Cost omitted for Participant directed investments

Parties in interest include Oneida Ltd. (common stock) and Fidelity Investments Institutional Operations Company, Inc. as the plan trustee.

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Item VI(i) of Form 5500 as of December 31, 2003
-----------------------------------------------------------

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Capital & Income                  **                      32,921

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Value                             **                     225,287

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity US Government Reserve             **                       1,735

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Government Income                 **                     219,761

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Cash Reserve                      **                     50,976

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Independence Fund                 **                      32,364

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity OTC Portfolio                     **                      54,061

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Overseas                          **                      12,848

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Europe                            **                      53,598

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Pacific Basin                     **                      16,903

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Real Estate Investment            **                     363,306

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Balanced                          **                     137,266

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity International Growth & Income     **                       1,130

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Capital Appreciation              **                     123,747

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Conversion Security               **                      13,973

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Canada                            **                      40,569

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Utilities                         **                      16,834

**  Cost omitted for Participant directed investments

Parties in interest include Oneida Ltd. (common stock) and Fidelity Investments Institutional Operations Company, Inc. as the plan trustee.

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Item VI(i) of Form 5500 as of December 31, 2003
-----------------------------------------------------------

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Blue Chip                         **                     477,347

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Asset Manager                     **                      28,051

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Low PR Stock                      **                     770,503

        Fidelity Investments Institutional
        Operations Company, Inc.              Spartan 500 Index                          **                     297,576

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Worldwide                         **                     201,847

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Equity Income II                  **                     160,510

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Stock Selector                    **                      19,098

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Asset Manager Growth              **                      52,064

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Emergency Markets                 **                      40,169

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Aggressive Growth                 **                     736,194

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Diverse International             **                     124,636

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Dividend Growth                   **                     603,646

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity New Markets Income                **                      57,631

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Exp & Multi                       **                      53,522

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Focused Stock                     **                       5,980

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Aggressive International          **                      94,195

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Small Cap Independent             **                     172,464

**  Cost omitted for Participant directed investments

Parties in interest include Oneida Ltd. (common stock) and Fidelity Investments Institutional Operations Company, Inc. as the plan trustee.

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Item VI(i) of Form 5500 as of December 31, 2003
-----------------------------------------------------------

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Mid-Cap Stock                     **                     316,677

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Lg-Cap Stock                      **                      23,384

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Europe Capital Appreciation       **                      85,789

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Latin America                     **                      51,686

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Japan                             **                      90,089

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity South East Asia                   **                      65,155

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Strategic Income                  **                      35,687

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom Income                    **                      92,842

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2000                      **                     306,542

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2010                      **                     683,868

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2020                      **                     699,029

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2030                      **                     246,503

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity S/T Bond                          **                      28,131

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity  Fifty                            **                     122,046

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Retirement Money Market           **                     114,942

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Retirement Government MM          **                   3,024,603

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Managed Income Portfolio          **                   8,186,807

**  Cost omitted for Participant directed investments

Parties in interest include Oneida Ltd. (common stock) and Fidelity Investments Institutional Operations Company, Inc. as the plan trustee.

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Item VI(i) of Form 5500 as of December 31, 2003
-----------------------------------------------------------

        Fidelity Investments Institutional
        Operations Company, Inc.              Spartan US Equity Index                    **                   4,278,777

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity US Bond Index                     **                     154,446

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Inst Sh-Int Government            **                      35,212

        Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2040                      **                       8,577

        Fidelity Investments Institutional
        Operations Company, Inc.              Oneida Ltd. Common Stock                   **                     242,169

        Fidelity Investments Institutional
        Operations Company, Inc.              Participant loans                          **                   1,566,611
                                                                                                              ---------

                                              Total Investments                                             $57,361,858
                                                                                                            -----------

**  Cost omitted for Participant directed investments

Parties in interest include Oneida Ltd. (common stock) and Fidelity Investments Institutional Operations Company, Inc. as the plan trustee.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on his behalf by the undersigned hereunto duly authorized.



                                         ONEIDA LTD. 401(K) SAVINGS PLAN

Dated: July 13, 2004                              By: /s/ GREGG R. DENNY
                                                      -------------------
                                                      Gregg R. Denny
                                                      Chief Financial Officer
                                                      Oneida Ltd.